FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 17, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2016

November 17, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended September 30, 2016.

Key Financial Highlights of Q3 2016

•                  Consolidated group revenue decreased by 1.3% y-o-y to RUB 112.2 bln

•                  Total revenue in Russia decreased by 0.8% y-o-y to RUB 103.1 bln

•                  Group adjusted OIBDA down 5.1% y-o-y to RUB 45.7 bln

•                  OIBDA in Russia down 3.0% y-o-y to RUB 43.2 bln

•                  Group net profit fell 12.8% y-o-y to RUB 12.6 bln

•                  Sales of goods in Russia increased by 8.0% y-o-y to RUB 13.6 bln

•                  Total subscriber base increased by 2.5% to 108.8 mln

•                  MTS’s proprietary retail network in Russia increased to 5,998 stores

•                  Revenue in Ukraine increased by 11.2% y-o-y to UAH 2.9 bln

•                  Total Group debt fell to RUB 267.9(1) bln as Net Debt/LTM Adjusted OIBDA remained stable at 1.1x

Key Corporate and Industry Highlights

•                  Paid out in dividends RUB 24.0 bln or RUB 11.99 per ordinary MTS share (RUB 23.98 per ADR) based on H1 2016 results. Together with the earlier payment of RUB 28.0 bln  (RUB 14.01 per ordinary share or 28.02 per ADR) based on FY2015 results, the total dividend paid per share in calendar year 2016 was RUB 26 per ordinary share, which is in line with the new Company’s dividend policy

•                  The Board of Directors approved a Tender Offer that was launched on October 31, with the proposed return of a maximum of RUB 4,934,527,300 to the Company’s Holders of Shares of Common Stock and ADS Holders

•                  MTS’s majority shareholder, Sistema, has also agreed to sell an amount of shares proportional to its aggregate ownership upon completion of the tender, so that the total return to all shareholders could reach RUB 10 bln

•                  Sold 50.01% stake in the telecommunications operator Universal Mobile Systems (UMS) to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of the Ministry of the Development of Information Technologies and Communications of the Republic of Uzbekistan

•                  The launch of the mobile app “MTS Money”, which enables customers to upload virtual banking cards, tickets for public transportation in Moscow and discount coupons to their NFC-enabled smartphones

(1)  Net of financial leasing and unamortized debt issuance cost adjustment, as of September 30, 2016

•                  The launch of a new payment system, allowing customers to leave their cash and bank cards at home by which MTS subscribers will be able to make payments from their mobile accounts in a variety of stores or cafés

•                  The launch of a pilot project to utilize Big Data for the development of MTS monobrand retail chain

•                  Acquisition of a regional asset of SMARTS to enhance services in Republic of Mari El through additional spectrum of 14.8 Mhz in the 1,800 Mhz range that will allow to develop LTE networks

•                  Launched the Innovation Center, a department that brings a new approach to business development through the launch of new products and services. The Center uses a flexible methodology for service development (the agile-methodology). The establishment of the Innovation Center will enable the timeline for launching new products to be reduced by 3x-4x

•                  Successfully placed RUB 10 bln exchange-traded Series 2 bond with a first coupon rate of 9.4%, which was one of the lowest ruble-based coupon rates among corporate borrowers on the local market in recent years

•                  Redeemed series 05 ruble-denominated bond, which was issued on July 28, 2009, by repaying the remaining portion of the instrument in the amount of RUB 1.8 bln

•                  MTS was the first company in the history of Russian corporate governance to launch an online service for electronic voting for MTS shareholders

•                  MTS won the Telecommunications award in the country category at the 2016-2017 World Branding Awards

•                  MTS and Samsung Electronics, the world-leading company in consumer electronics and hi-end IT, announced the signing of a memorandum with the intention to co-operate in developing 5G technologies. Under the strategic partnership, companies will work on innovations aimed at implementing LTE-Advanced Pro network, developing the standards and deployment of 5G in Russia regions

•                  Partnership agreement with Huawei by which Huawei will supply a broader range of smartphones and other consumer electronics for sale through the MTS retail network

•                  The launch of Wi-Fi calling in Russia enabling subscribers to make voice calls wherever there is a Wi-Fi connection (Voice over Wi-Fi)

•                  MTS terminated its rating relationship with Moody’s Investors Service Ltd

Commentary

Andrei Dubovskov, President and CEO of MTS commented, “For the period we saw a slight revenue decline of 1.3% year-over-year to RUB 112.2 bln. Macroeconomic factors and competitive issues continue to impact our performance in many ways, in particular voice and messaging usage in roaming, but in general, our revenue trends have shown relative stability in comparison to our peers throughout our markets of operations.

Vasyl Latsanych, Vice President, Strategy and Marketing, highlighted, “Total revenue in Russia did decline slightly by 0.8% to RUB 103.1 bln, as the weaker economy impacts travel and roaming usage. Nevertheless, we saw stronger data usage due to both the growth of customer usage and the migration to data plans as smartphone penetration reached nearly 52%, and a 2.8% growth in subscribers. In our fixed-line business, revenue increased slightly by 0.1% to RUB 15.1 bln. We see continuous growth from our B2C broadband and pay-TV markets, as market shares in Moscow in both home internet and pay-tv improved.

“In Ukraine, revenue for the period increased by 11.2% to nearly UAH 2.9 bln. Key drivers include a 2.7% increase in subscribers and data consumption, which is rising as we have rolled out 3G to all major population centers throughout

Ukraine.  Among our foreign subsidiaries, revenue in Armenia and Turkmenistan fell during the period. Both markets remain exposed to macroeconomic trends, which continue to weaken voice and data usage.”

Mr. Dubovskov continued, “Adjusted OIBDA declined 5.1% year-over-year to RUB 45.7 bln. We already warned of weaker Adjusted OIBDA performance when we lowered our guidance for the year, and certain factors continued to impact us, including competition, reduced usage of services sensitive to macroeconomic factors and a lower contribution from foreign subsidiaries due to ruble appreciation during the period.”

Commented Alexey Kornya, Vice President, Finance, Investments and M&A, “We saw relative strength in our Russian operations as Russia OIBDA declined 3.0% year-over-year. As indicated by our Group adjusted OIBDA performance, Russia showed a relative improvement in OIBDA quarter-on-quarter as well (8.8% vs 8.0% growth) when compared to 2015. Like in previous quarters, roaming usage and its impact on overall revenues, as well as our retail expansion and efforts to manage the increased competition within the marketplace, continued to pressure profitability.

Mr. Kornya continued, “In Ukraine, adjusted OIBDA improved year-over-year to nearly UAH 1.1 bln. We continue to see improvement in Ukraine efficiency as we realize the scale benefits of our 3G investments in the market through rising subscriber levels and growing revenues from voice and data products. In our other markets, OIBDA trends in Armenia and Turkmenistan reflect revenue dynamics, as we see customer usage impacted by the weakened economy through a reduction in international dialing and roaming.”

“Group net profit for the period decreased slightly year-over-year to RUB 12.6 bln. This included a RUB 2.7 bln loss on the disposal of UMS LLC. Other factors impacting our net profit include OIBDA dynamics, a decrease in non-cash FOREX loss from ruble appreciation  and a stronger ruble in relation to group currencies and key non-ruble expenses.”

“Free cash flow to date amounted to RUB 48.9 bln, an increase of 67.2% year-over-year through the first nine months. Lower CAPEX spending of RUB 58 bln year-to-date is a key factor, and we expect more moderate CAPEX spending to continue and be in line with our guidance of RUB 85 bln. By the end of the period, total debt stood at RUB 267.9 bln — net of leases and debt issuance costs — which is trending lower due to our on-going debt repayments as well as financial policies. Our net debt/LTM Adjusted OIBDA remained stable at a manageable 1.1x, a comfortable level for the Company and very low in relation to our peers.”

Mr. Dubovskov concluded, “While our quarterly performance was below past performance, we feel strongly that MTS is well-positioned for the future. In our key markets, we’ve seen the effects of macroeconomic weakness, especially in segments like roaming and small business, impact our results disproportionately to our competitors. Despite these challenges, we have been successful in sustaining our market share.

“Overall, we saw subscriber growth in our key markets of Russia and Ukraine. We’ve completed our core network build, and we now offer LTE in every region of Russia and 3G services throughout Ukraine. In Moscow, our market share in Internet and pay-tv is increasing. Our expansion into complementary businesses remains promising as we have issued more than 3.2 million of MTS Money cards. Our balance sheet remains the strongest in the business. We’ve sustained current net debt/adjusted OIBDA levels for many quarters and generate sufficient cash flow to make a healthy return to shareholders.”

2016 Outlook

In accordance with IFRS 5 disclosure requirements, from Q3 2016 the Group shall present financial results in a manner that enables users of the financial statements to evaluate the effects of discontinued operations. Results of discontinued operations shall be excluded from the results of continuing operations and presented separately as a single amount in the statement of comprehensive income.

Group Revenue: For 2016, MTS reiterates its Group revenue outlook at 2-3% growth, after disposal of UMS LLC and expected full deconsolidation of UMS’s financial results in Q3 2016 and other factors:

•                  Subscriber growth in Russia;

•                  Rising data usage and sustained data adoption in Russia and Ukraine;

•                  Increased sales of handsets in Russia; and

•                  Rising share in Moscow B2C broadband/Pay-TV markets.

Group OIBDA: MTS reiterates its outlook on adjusted Group OIBDA growth rate at -4% due primarily to the sale of UMS LLC as well as other factors:

•                  Sustained competitive pressures in the Russian distribution market and the Company’s strategic efforts to sustain market share;

•                  The build-out of 3G in Ukraine and non-market factors impacting our profitability;

•                  Developments in foreign subsidiaries; and

•                  Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX: MTS aims to reduce FY2016 CAPEX to RUB 85 bln

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

Conference Call

The conference call will start today at:

18:00 hrs (Moscow time)

15:00 hrs (London time)

10:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 8926555

From Russia: + 7 495 213 1767

From the UK: + 44(0)20 3043 2002

From the US: + 1 719 325 2229

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 719 457 0820 PIN 8926555

From the UK: +44(0)20 7660 0134 PIN 8926555

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2016. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues	112,182	113,709	-1.3%		106,055	5.8%
Adjusted OIBDA	45,691	48,139	-5.1%		40,656	12.4%
- margin	40.7%	42.3%	-1.6	pp	38.3%	2.4	pp
Operating profit	24,152	28,714	-15.9%		20,491	17.9%
- margin	21.5%	25.3%	-3.8	pp	19.3%	2.2	pp
Net profit	12,551	14,393	-12.8%		9,056	38.6%
- margin	11.2%	12.7%	-1.5	pp	8.5%	2.7	pp

Russia Highlights

RUB mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues(2)	103,060	103,917	-0.8%		97,435	5.8%
- mobile	75,885	77,967	-2.7%		72,786	4.3%
- fixed	15,096	15,076	0.1%		15,263	-1.1%
- integrated services	1,067	240	344.6%		1,258	-15.2%
- sales of goods	13,625	12,615	8.0%		10,552	29.1%
OIBDA	43,193	44,527	-3.0%		39,706	8.8%
- margin	41.9%	42.8%	-0.9	pp	40.8%	1.1	pp
Net profit	14,461	13,448	7.5%		10,788	34.0%
- margin	14.0%	12.9%	1.1	pp	11.1%	2.9	pp

Ukraine Highlights

UAH mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues	2,860	2,572	11.2%		2,745	4.2%
Adjusted OIBDA	1,070	1,048	2.1%		827	29.4%
- margin	37.4%	40.8%	-3.4	pp	30.1%	7.3	pp
Net profit	448	569	-21.3%		222	101.8%
- margin	15.7%	22.1%	-6.4	pp	8.1%	7.6	pp

Armenia Highlights

AMD mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues	15,122	19,296	-21.6%		15,040	0.5%
Adjusted OIBDA	6,519	9,984	-34.7%		5,944	9.7%
- margin	43.1%	51.7%	-8.6	pp	39.5%	3.6	pp
Net profit/(loss)	3,678	4,107	-10.4%		(1,991)	n/a
- margin	24.3%	21.3%	3.0	pp	n/a	n/a

Turkmenistan Highlights

TMT mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues	64	75	-14.5%		66	-3.5%
OIBDA	22	29	-23.9%		22	0.9%
- margin	35.0%	39.3%	-4.3	pp	33.4%	1.6	pp
Net profit	10	16	-38.5%		10	1.1%
- margin	15.0%	20.9%	-5.9	pp	14.4%	0.6	pp

(2) Revenue, net of intercompany between mobile, fixed and integrated services

Belarus Highlights

BYN mln	Q3’16	Q3’15	y-o-y		Q2’16	q-o-q
Revenues	175	144	21.6%		162	8.2%
Adjusted OIBDA	80	67	19.0%		76	5.8%
- margin	45.7%	46.7%	-1.0	pp	46.8%	-1.1	pp
Net profit	49	47	5.2%		47	6.1%
- margin	28.2%	32.6%	-4.4	pp	28.8%	-0.6	pp

CAPEX Highlights

RUB mln	FY 2015	9M 2016
Russia(3)	79,619	52,055
- as % of rev	20.4%	17.5%
Ukraine(4)	12,427	4,343
- as % of rev	44.1%	19.4%
Armenia	1,371	418
- as % of rev	15.2%	6.7%
Turkmenistan	500	117
- as % of rev	9.8%	3.0%
Uzbekistan	2,195	—
- as % of rev	47.6%	—
Group(5)	96,111	56,935
- as % of rev	22.3%	17.6%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia and the CIS.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(3)  Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016

(4)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015

(5)  Excluding RUB 875 mln spent on CAPEX in Uzbekistan in 2016, which was stated under cash flows from discontinued operations

Attachments to the Third Quarter 2016
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS,  as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB mln)	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating profit	28,714	20,026	21,629	20,491	24,152
Add: Loss from impairment of goodwill in Armenia	—	3,516	—	—	—
Adjusted operating profit	28,714	23,542	21,629	20,491	24,152
Add: D&A	19,425	19,876	19,488	20,165	21,539
Adjusted OIBDA	48,139	43,418	41,117	40,656	45,691

Russia (RUB mln)	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating profit	27,275	23,481	21,599	21,954	24,107
Add: D&A	17,252	17,634	16,984	17,752	19,086
OIBDA	44,527	41,115	38,583	39,706	43,193

Ukraine (RUB mln)	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating profit	1,675	1,158	795	627	1,179
Add: D&A	1,358	1,390	1,557	1,530	1,542
OIBDA	3,032	2,548	2,351	2,157	2,722

Armenia (RUB mln)	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating profit/ (loss)	680	(3,122)	120	136	196
Add: Loss from impairment of goodwill in Armenia	—	3,516	—	—	—
Adjusted operating profit	680	394	120	136	196
Add: D&A	626	656	737	681	690
Adjusted OIBDA	1,306	1,050	857	817	886

Turkmenistan (RUB mln)	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating profit	326	330	278	209	197
Add: D&A	203	209	232	207	215
OIBDA	529	538	510	416	412

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating margin	25.3%	18.0%	20.4%	19.3%	21.5%
Add: Loss from impairment of goodwill in Armenia	—	3.2%	—	—	—
Adjusted operating margin	25.3%	21.1%	20.4%	19.3%	21.5%
Add: D&A	17.1%	17.9%	18.4%	19.0%	19.2%
Adjusted OIBDA margin	42.3%	39.0%	38.8%	38.3%	40.7%

Russia	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating margin	26.2%	22.9%	22.4%	22.5%	23.4%
Add: D&A	16.6%	17.2%	17.6%	18.2%	18.5%
OIBDA margin	42.8%	40.1%	40.1%	40.8%	41.9%

Ukraine	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating margin	22.5%	16.7%	9.9%	8.8%	16.2%
Add: D&A	18.2%	20.0%	19.5%	21.4%	21.2%
OIBDA margin	40.7%	36.7%	29.4%	30.1%	37.4%

Armenia	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating margin	26.9%	n/a	5.6%	6.6%	9.5%
Add: Loss from impairment of goodwill in Armenia	—	155.0%	—	—	—
Adjusted operating margin	26.9%	17.4%	5.6%	6.6%	9.5%
Add: D&A	24.8%	28.9%	34.2%	32.9%	33.6%
Adjusted OIBDA margin	51.7%	46.3%	39.7%	39.5%	43.1%

Turkmenistan	Q3’15	Q4’15	Q1’16	Q2’16	Q3’16
Operating margin	24.3%	23.4%	19.4%	16.8%	16.7%
Add: D&A	15.1%	14.8%	16.2%	16.6%	18.2%
OIBDA margin	39.4%	38.1%	35.6%	33.4%	35.0%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of June 30, 2016	As of September 30, 2016
Current portion of LT debt and of finance lease obligations	49,586	59,753
LT debt	225,569	208,682
Finance lease obligations	10,297	10,115
Total debt	285,452	278,550
Less:
Cash and cash equivalents	24,956	36,489
ST investments	27,978	11,689
LT deposits	30,409	30,275
Effects of hedging of non-ruble denominated debt	12,369	11,498
Net debt	189,740	188,599

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For the nine months ended September 30, 2015	For the nine months ended September 30, 2016
Net cash provided by operating activities	100,011	104,900
Less:
Purchases of property, plant and equipment	(56,528)	(36,925)
Purchases of intangible assets(6)	(16,529)	(20,885)
Proceeds from sale of property, plant and equipment	2,279	3,130
Investments in associates	—	(1,326)
Acquisition of subsidiaries, net of cash acquired	—	(5)
Free cash flow	29,233	48,889

(6)  Excluding costs of RUB 2.6 bln in 2016 and purchase of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015

LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Q4 2015 ended Dec 31, 2015	Nine months ended September 30, 2016	Twelve months ended September 30, 2016
	A	B	C = A + B
Net operating profit	20,026	66,272	86,298
Add: Impairment of goodwill in Armenia	3,516	—	3,516
Add: D&A	19,876	61,192	81,068
LTM ADJUSTED OIBDA	43,418	127,464	170,882

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As of September 30,2016 AND As of December 31,2015

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2016	2015
NON-CURRENT ASSETS:
Property, plant and equipment	275 670	302 662
Investment property	367	364
Intangible assets	106 728	109 064
Investments in associates	9 064	9 299
Deferred tax assets	6 594	9 287
Other non-financial assets	577	480
Other investments	34 215	34 667
Accounts receivable (related parties)	3 603	3 335
Other financial assets	15 712	25 203
Total non-current assets	452 530	494 361

CURRENT ASSETS:
Inventories	13 017	14 510
Trade and other receivables	32 461	34 542
Accounts receivable (related parties)	3 037	6 326
Short-term investments	11 689	49 840
VAT receivable	7 018	9 815
Income tax assets	1 233	5 190
Assets held for sale	632	549
Advances paid and prepaid expenses, other current assets	5 299	4 781
Cash and cash equivalents	36 489	33 464
Total current assets	110 875	159 017

Total assets	563 405	653 378

EQUITY:
Equity attributable to equity holders	130 572	160 115
Non-controlling interests	4 569	8 256
Total equity	135 141	168 371

NON-CURRENT LIABILITIES:
Borrowings	217 700	292 168
Deferred tax liabilities	28 418	27 346
Provisions	2 397	2 565
Other financial liabilities	544	676
Other non-financial liabilities	4 114	4 342
Total non-current liabilities	253 173	327 097

CURRENT LIABILITIES:
Borrowings	59 200	53 701
Provisions	6 189	7 863
Trade and other payables	73 154	57 756
Accounts payable (related parties)	1 454	1 809
Income tax liabilities	2 251	831
Other financial liabilities	6 475	9 778
Other non-financial liabilities	26 368	26 172
Total current liabilities	175 091	157 910

Total equity and liabilities	563 405	653 378

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED September 30, 2016 AND 2015

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Continuing operations:

Service revenue	289 437	288 584	98 728	101 015
Sales of goods	34 665	26 735	13 454	12 694
	324 102	315 319	112 182	113 709

Cost of services	(98 342)	(94 175)	(32 377)	(32 489)
Cost of goods	(32 210)	(23 437)	(12 173)	(11 716)

Selling, general and administrative expenses	(69 102)	(64 949)	(22 846)	(21 107)
Depreciation and amortization	(61 192)	(57 967)	(21 539)	(19 425)
Other operating income/(expense)	759	(1 721)	110	(1 141)
Operating share of the profit of associates	2 257	2 525	795	883
Provision for cash balances deposited in distressed Ukrainian banks	—	(1 698)	—	—

Operating profit	66 272	73 897	24 152	28 714

Currency exchange gains/(losses)	3 067	(3 146)	(205)	(3 306)

Other (expenses)/income:

Finance income	4 185	6 698	1 180	1 935
Finance costs	(21 674)	(19 258)	(5 864)	(6 709)
Other (expenses)/income	(787)	(1 647)	500	(1 047)
Total other expenses, net	(18 276)	(14 207)	(4 184)	(5 821)

Profit before tax from continuing operations	51 063	56 544	19 763	19 587

Income tax expense	(11 110)	(11 322)	(4 230)	(4 279)

Profit for the period from continuing operations	39 953	45 222	15 533	15 308

Discontinued operation:

Loss from discontinued operation, net of tax	(4 021)	(4 591)	(2 889)	(1 354)

Profit for the period	35 932	40 631	12 644	13 954

Loss/(income) for the period attributable to non-controlling interests	182	1 723	(93)	439

Profit for the period attributable to owners of the Company	36 114	42 354	12 551	14 393

Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(13 137)	(455)	(3 534)	11 587
Net fair value (loss)/gain on financial instruments	(1 529)	(2 987)	207	415
Other comprehensive (loss)/income for the period	(14 666)	(3 442)	(3 327)	12 001
Total comprehensive income for the period	21 266	37 189	9 316	25 955
Less comprehensive loss/(income) for the period attributable to the noncontrolling interests	783	1 249	(138)	(355)

Comprehensive income for the period attributable to owners of the Company	22 049	38 438	9 178	25 601

Weighted average number of common shares outstanding, in thousands - basic	1 989 289	1 988 732	1 989 728	1 988 734
Earnings per share attributable to the Group - basic:
EPS from continuing operations	19,85	22,46	7,72	7,58
EPS from discontinued operation	- 1,69	- 1,16	- 1,41	- 0,35
Total EPS - basic	18,15	21,30	6,31	7,23
Weighted average number of common shares outstanding, in thousands - diluted	1 990 175	1 989 953	1 990 171	1 989 955
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	19,84	22,45	7,72	7,58
EPS from discontinued operation	- 1,69	- 1,16	- 1,41	- 0,35
Total EPS - diluted	18,15	21,28	6,31	7,23

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED September 30, 2016 AND 2015

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015

Profit for the period	35 932	40 631

Adjustments for:
Depreciation and amortization	62 869	61 369
Finance income	(4 186)	(6 698)
Finance costs	21 965	19 380
Income tax expense	10 926	10 789
Currency exchange (gain)/loss	(3 058)	3 238
Change in fair value of financial instruments	(243)	(91)
Amortization of deferred connection fees	(678)	(1 044)
Share of the profit of associates	(1 412)	(912)
Inventory obsolescence expense	877	131
Allowance for doubtful accounts	1 800	2 080
Change in provisions	9 341	6 357
Non-cash loss on sale of subsidiary in Uzbekistan	2 726	—
Other non-cash items	(2 376)	(541)

Movements in operating assets and liabilities:
Increase in trade and other receivables	(4 961)	(9 150)
Decrease/(increase) in inventory	230	(8 076)
Decrease/(increase) in VAT receivable	387	(3 326)
Decrease in advances paid and prepaid expenses	643	373
(Decrease)/Increase in trade and other payables and other current liabilities	(5 118)	4 360
—
Dividends received	1 688	2 205
Income taxes paid	(4 565)	(8 034)
Interest received	2 420	3 667
Interest paid (net of interest capitalised)	(20 307)	(16 697)
Net cash provided by operating activities	104 900	100 011

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(5)	—
Purchases of property, plant and equipment	(36 925)	(56 528)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine and 4G licenses in Russia)	(20 885)	(16 529)
Purchases of 4G licenses in Russia/3G licences in Ukraine	(2 598)	(7 044)
Proceeds from sale of property, plant and equipment and assets held for sale	3 130	2 279
Purchases of short-term investments	(6 595)	(28 871)
Proceeds from sale of short-term investments	40 039	17 962
Purchase of other investments	(2 721)	(40 439)
Proceeds from sale of other investments	5	97
Investments in associates	(1 326)	—
Disposal of discontinued operation, net of cash disposed of	(378)	—
Net cash used in investing activities	(28 259)	(129 073)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows under capital transactions with related parties	3 063	(3 408)
Loan principal paid	(33 288)	(10 080)
Proceeds from loans	1 457	49 671
Repayment of notes	(19 702)	(2 460)
Proceeds from issuance of notes	10 000	—
Notes and debt issuance cost paid	(1)	(1 226)
Finance lease principal paid	(251)	(313)
Dividends paid	(28 945)	(39 455)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(2 032)	—
Other financing activities	1	(48)
Net cash used in financing activities	(69 698)	(7 319)

Effect of exchange rate changes on cash and cash equivalents	(3 917)	(36)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	3 025	(36 417)

CASH AND CASH EQUIVALENTS, at beginning of the period, including cash and cash equivalents within assets held for sale of 156 as of January 1, 2015	33 464	61 566

CASH AND CASH EQUIVALENTS, at end of the period	36 489	25 149

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 17, 2016